UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No: 4)*

PCB BANCORP
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

69320M109
(CUSIP Number)

Timothy Chang Executive Vice President & Chief Financial Officer PCB Bancorp 3701 Wilshire Boulevard, Suite 900 Los Angeles, CA 90010 (213) 210-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON LEE, SANG YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,840*
	8	SHARED VOTING POWER 1,924,550
	9	SOLE DISPOSITIVE POWER 14,840*
	10	SHARED DISPOSITIVE POWER 1,924,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.59%
14	TYPE OF REPORTING PERSON IN
*Includes 10,000 shares of stock options exercisable within 60 days hereof.

Page 3 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON LEE'S GOLD AND DIAMOND IMPORT, INC. (EIN NO. 95-4159457)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,016
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 416,016
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%
14	TYPE OF REPORTING PERSON CO

Page 4 of 6 Pages

CUSIP No. 69320M109
1	NAME OF REPORTING PERSON SANG YOUNG LEE & CHUN YOUNG LEE TR UA 04/22/1999 LEE FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,508,534
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,508,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON OO

Page 5 of 6 Pages
The following constitutes Amendment No. 4 to the Schedule 13D and 13D/A filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D filed on August 20, 2018 and Schedule 13D/A filed on May 13, 2021, November 1, 2022, and May 10, 2023 as specifically set forth herein.

This Amendment No. 4 is being filed to reflect a change in the percentage of outstanding shares of PCB Bancorp held by the reporting persons and resulting from the PCB Bancorp’s share repurchase activity, the reporting persons’ acquisition of 126,490 shares acquired through open-market purchases since May 10, 2023, and stock options held by Sang Young Lee granted by PCB Bancorp on October 25, 2023 that are now exercisable within 60 days. These transactions combined had an aggregate effect of increasing the reporting persons’ beneficial ownership by 1% of the outstanding shares of PCB Bancorp from that previously reported.

During the 60 days preceding the date of this filing, Mr. Lee’s family trust, in his personal capacity, purchased an aggregate of 17,427 shares of PCB Bancorp common stock through open-market transactions as follows:

Date	Shares Acquired	Price
September 5, 2024	11,627	$18.40
September 6, 2024	5,800	$18.40

As of the filing of the Schedule 13D/A on May 10, 2023, the reporting persons collectively owned 1,802,900 shares of PCB Bancorp common stock, which represented 12.59% of the outstanding shares of PCB Bancorp. The additional 126,490 shares represented an increase of less than 1% of PCB Bancorp outstanding beneficially owned by the undersigned. However, as a result of recent repurchase activity by PCB Bancorp and stock options recently became exercisable within 60 days, the aggregate change in the percentage of outstanding shares of PCB Bancorp that the reporting persons’ holding represents has increased to 13.59%.

Page 6 of 6 Pages
Signatures
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	September 9, 2024	Signature:	/s/ Sang Young Lee*
		Name:	Sang Young Lee

Date:	September 9, 2024	Lee's Gold & Diamond Import, Inc.
		Signature:	/s/ Sang Young Lee*
		Name:	Sang Young Lee
		Title:	Chief Executive Officer

Date:	September 9, 2024	Sang Young Lee & Chun Young Lee Tr Ua 04/22/1999 Lee Family Trust
		Signature:	/s/ Sang Young Lee*
		Name:	Sang Young Lee
		Title:	Trustee

*By Timothy Chang, attorney-in-fact, pursuant to the Limited Power of Attorney filed as Exhibit 24 to the Schedule 13D filed by the Reporting Persons on August 20, 2018